UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number:  000-29106

KNIGHTSBRIDGE SHIPPING LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management's Discussion and Analysis of Financial Condition and Results of Operations of Knightsbridge Shipping Limited (the “Company”) for the six months ended June 30, 2014. Also attached hereto as Exhibit 101 is the Interactive Data File relating to the materials in this report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-197210) that was declared effective on July 16, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE SHIPPING LIMITED (registrant)

Dated: November 14, 2014	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

i

EXHIBIT I
KNIGHTSBRIDGE SHIPPING LIMITED

As used herein, “we,” “us,” “our” and “the Company” all refer to Knightsbridge Shipping Limited and its consolidated subsidiaries. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission on March 6, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2014

General

We were incorporated in Bermuda in September 1996 and were originally founded for the purpose of owning and operating an initial fleet of five very large crude carriers, or VLCCs. In December 2007, one of these vessels was sold and we subsequently expanded the scope of our activities and acquired two Capesize newbuilding dry bulk vessels in 2009 and two 2010-built Capesize dry bulk vessels in 2010. In 2012, three VLCCs were sold and the last remaining VLCC was sold in March 2013. In October 2014, the Company changed its name to Knightsbridge Shipping Limited. Our shares are listed on the Nasdaq Global Select Market under the symbol “VLCCF.”

Our dry bulk carriers are managed by Golden Ocean Management (Bermuda) Ltd., or the Commercial Manager, a wholly-owned subsidiary of Golden Ocean Group Limited ("Golden Ocean"), a Bermuda based dry bulk shipping company whose shares are listed on the Oslo Stock Exchange and the Singapore Stock Exchange under the symbol “GOGL.” Our tankers were managed by ICB Shipping (Bermuda) Limited, or the General Manager, a wholly-owned subsidiary of Frontline Ltd., or Frontline, a Bermuda based shipping company whose shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol “FRO”. The General Manager continues to provide us with general administrative and technical services.

Following the sale of three VLCCs in 2012 and the last VLCC in 2013, the results of the VLCCs have been recorded as discontinued operations.

In April 2014, the Company acquired five special purpose companies ("SPCs") from Frontline 2012 Ltd ("Frontline 2012"), each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding and one 2013-built Capesize dry bulk carrier from Karpasia Shipping Inc ("Karpasia"). This transaction has been accounted for as a purchase of assets and the consideration was settled by the issuance of 18.6 million shares, $150.0 million was assumed in remaining newbuilding installments and $24.0 million was paid in cash. Cash of $43.4 million was acquired on the purchase of the five SPCs. Two of the five Capesize newbuildings were delivered to the Company in May 2014 and the remaining three were delivered in June, July and September 2014. The 2013-built Capesize dry bulk carrier was delivered to the Company in April 2014.

Golden Ocean, Frontline, Frontline 2012 and Karpasia are affiliates of, or associated with, Hemen Holding Limited ("Hemen"), a company indirectly controlled by trusts established for the benefit of Mr. John Fredriksen’s immediate family.

In April 2014, the Company agreed to acquire 25 SPCs from Frontline 2012, each owning a fuel efficient Capesize dry bulk newbuilding. In September 2014, the Company acquired 13 of these SPCs and one of these Capesize newbuildings, KSL Santiago, was delivered from the yard on September 22. The consideration for these SPCs was settled by the issuance of 31.0 million shares and the Company expects to account for this transaction as a purchase of assets. Cash of $25.1 million was acquired on the purchase of the 13 SPCs.The Company has agreed to acquire the remaining 12 SPCs in March 2015 and issue 31.0 million shares as consideration.

On October 7, 2014, the Company and Golden Ocean entered into an agreement and plan of merger, pursuant to which the two companies have agreed to merge, with the Company as the surviving legal entity (the "Combined Company"). The Combined Company will be renamed Golden Ocean Group Limited upon completion of the merger. As a result of the expected merger, the Combined Company is expected to become one of the world's leading dry bulk companies with a modern fleet of 72 vessels, of which 36 are newbuildings under construction. The merger is subject to approval by the shareholders of Golden Ocean and the Company in separate special general meetings expected to be held in December 2014 or January 2015 and the merger is expected to close shortly thereafter. Completion of the merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals.

On October 30, 2014, two of the dry bulk carrier newbuildings purchased from Frontline 2012 in September 2014, KSL San Francisco and KSL Santos, were delivered from the yard and commenced trading in the spot market.

As of October 30, 2014, the Company owns thirteen Capesize dry bulk carriers of which three are on index-related time charters and ten are operating in the spot market. The Company also has contracts for 14 Capesize newbuildings (including 10 purchased from Frontline 2012 in September 2014) and has agreed to purchase 12 additional Capesize newbuildings from Frontline 2012 in March 2015.

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the three months and six months ended June 30, 2014 and June 30, 2013.

Total operating revenues and voyage expenses and commissions

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Time charter revenues	6,067	5,788	15,503	12,257
Voyage charter revenues	8,604	1,872	11,262	1,872
Other operating income	5,922	—	13,933	—
Total operating revenues	20,593	7,660	40,698	14,129

Voyage expenses and commissions	5,643	1,519	7,242	1,652

Time charter revenues increased in the three months ended June 30, 2014 compared to the three months ended June 30, 2013 primarily due to the following reasons;

•	An increase in Golden Future revenues of $0.8 million as a result of improved market rates on the Baltic Exchange.

•
An increase in Golden Zhejiang revenues of $0.4 million following the commencement of a Baltic Exchange index-linked time charter in December 2013 following a fixed rate time charter of $9,500 per day, which commenced in September 2012.

This has been partially offset by;

•	A decrease in Belgravia revenues of $0.7 million due to the early termination of the charter in June 2014.

•	A decrease in Battersea revenues of $0.2 million, which commenced trading in the spot market on redelivery from time charter in April 2013.

Voyage charter revenues increased in the three months ended June 30, 2014 compared to the three months ended June 30, 2013 primarily due to the the following reasons;

•	The delivery of four new vessels during the second quarter of 2014, which commenced trading in the spot market and generated voyage charter revenues of $4.9 million.

•	An increase in voyage charter revenues from one vessel of $1.5 million, which commenced trading in the spot market in April 2013.

Other operating income in the three months ended June 30, 2014 comprises;

•	$3.2 million and $0.1 million received in respect of claims for unpaid charter hire and damages for early termination of time charters for the Golden Zhejiang and the Battersea, respectively.

•	$2.6 million received as settlement for the early charter termination a time charter for the Belgravia.

See discussion of other operating income for the six months ended June 30, 2014 below.

Voyage expenses and commissions increased in the three months ended June 30, 2014 compared to the three months ended June 30, 2013 primarily due to the delivery of four new vessels during the second quarter of 2014, which commenced trading in the spot market on delivery.

Time charter revenues increased in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 primarily due to the following reasons;

•	An increase in Golden Future revenues of $1.7 million as a result of improved market rates on the Baltic Exchange.

•
An increase in Golden Zhejiang revenues of $1.2 million following the commencement of a Baltic Exchange index-linked time charter in December 2013 following a fixed rate, time charter of $9,500 per day, which commenced in September 2012.

•
A receipt of $9.7 million in March 2014 in respect of claims for unpaid charter hire and damages for Golden Zhejiang of which $1.9 million was recorded as time charter revenue in the three months ended March 31, 2014 as this amount related to unrecognized time charter revenue in respect of services previously rendered and $7.8 million was recorded in other operating income.

This has been partially offset by;

•	A decrease in Belgravia revenues of $0.7 million due to the early termination of the charter in June 2014.

•	A decrease in Battersea revenues of $0.8 million, which commenced trading in the spot market upon redelivery from time charter in April 2013.

Voyage charter revenues increased in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 primarily due to the following reasons;

•	The delivery of four new vessels during the second quarter of 2014, which commenced trading in the spot market and generated voyage charter revenues of $4.9 million.

•	An increase in voyage charter revenues from one vessel of $4.1 million, which commenced trading in the spot market in April 2013.

Other operating income in the six months ended June 30, 2014 comprises;

•	$11.0 million and $0.3 million received in respect of claims for unpaid charter hire and damages for early termination of time charters for the Golden Zhejiang and the Battersea, respectively.

•	$2.6 million received as settlement for the early charter termination a time charter for the Belgravia.

In March 2014 and June 2014, the Company received $9.7 million and $3.2 million, respectively, as partial settlement of claims for unpaid charter hire and damages for Golden Zhejiang. $1.9 million of the amount received in March 2014 was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered. The balance of $7.8 million and the full amount received in June 2014 was recorded as other operating income. These amounts were received in connection with a claim that was lodged jointly with another claimant's claim against the same defendant. The Company received a payment of $3.3 million in October 2014, which the Company expects to recognize as other operating income in the fourth quarter of 2014. The Company expects to receive one further payment of $3.2 million in 2014. No assurance can be provided that this additional settlement amount will be collected and this amount has not yet been recognized as other operating income.

Voyage expenses and commissions increased in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 primarily due to the delivery of four new vessels during the second quarter of 2014, which commenced trading in the spot market on delivery.

Ship operating expenses

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Ship operating expenses	3,315	1,859	6,357	3,832

Ship operating expenses increased in the three months ended June 2014 compared to the three months ended June 30, 2013 primarily due to the delivery of four new vessels during the second quarter of 2014, which commenced trading in the spot market on delivery.

Ship operating expenses increased in the six months ended June 2014 compared to the six months ended June 30, 2013 primarily due to the delivery of four new vessels during the second quarter of 2014, which commenced trading in the spot market, and dry docking costs of $1.1 million incurred in March 2014 for the Battersea.

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurance.

Administrative expenses

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Administrative expenses	1,095	1,345	2,479	2,415

Administrative expenses decreased in the three months ended June 30, 2014 compared to the three months ended June 30, 2013 primarily due to a decrease in legal fees incurred in connection with the Company's claims against certain charterers.

Depreciation

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Depreciation	3,745	2,750	6,392	5,494

Depreciation has increased in the three months and six months ended June 30, 2014 compared to the three months and six months ended June 30, 2013 due to the delivery of three Capesize newbuildings and a 2013-built Capesize bulk carrier in the three months ended June 30, 2014, which brings the total number of vessels to eight as of June 30, 2014 compared to four as of June 30, 2013.

Interest income

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Interest income	5	9	10	29

Interest income in the three months and six months ended June 30, 2014 and the three months and six months ended June 30, 2013 relates solely to interest received on bank deposits.

Interest expense

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Interest expense	(191)	(708)	(755)	(1,553)

Interest expense decreased in the three months and six months ended June 30, 2014 compared to the three months and six months ended June 30, 2013 primarily due to an increase in the amount of interest capitalized on newbuildings of $0.5 million and $0.7 million, respectively

Other Financial Items

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Other financial items	(141)	(116)	(255)	(266)

Losses related to other financial items increased in the three months ended June 30, 2014 compared to the three months ended June 30, 2013 primarily due to foreign exchange losses.

Losses related to other financial items decreased in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 primarily due to foreign exchange losses.

Net loss from discontinued operations

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Net loss from discontinued operations	(186)	(356)	(228)	(6,868)

Net loss from discontinued operations relates to the operations of the Company's VLCCs.

The net loss in the three and six months ended June 30, 2014 and June 30, 2013 relates to the Company's final VLCC, the Mayfair, which was sold in March 2013 and delivered to its new owner in April 2013. This vessel did not generate any revenues in 2014 and 2013. An impairment loss of $5.3 million was recorded in connection with this vessel in the first quarter of 2013. Operating expenses, which relate to legal fees for claims against the charterer, were incurred in the three and six months ended June 30, 2014.

Liquidity and Capital Resources

Net cash provided by operating activities in the six months ended June 30, 2014 was $15.8 million compared with net cash provided by operations of $2.5 million in the six months ended June 30, 2013. The Company's reliance on the spot market and index-related time charters contributes to fluctuations in cash flows from operating activities as a result of its exposure to volatile Capesize vessel rates. Any increase or decrease in the average rates earned by the Company's vessels in periods subsequent to June 30, 2014, compared with the actual rates achieved during the six months ended June 30, 2014, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

In April 2014, the Company acquired five SPCs from Frontline 2012, each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding and one 2013-built Capesize bulk carrier from Karpasia. The consideration was settled by the issuance of 18.6 million shares, $150.0 million was assumed in remaining newbuilding installments and $24.0 million was paid in cash. Cash of $43.4 million was acquired on the purchase of the five SPCs.

In May 2014, the repayment profile of the $135.0 million term loan facility was changed from a balloon payment of the full amount in May 2015 to 4 quarterly installments commencing in May 2015, each equal to 1/48 of the outstanding loan amount, and a balloon payment for the remaining balance in May 2016 and $30.0 million was drawn down from this facility to part finance the 2013-built Capesize bulk carrier purchased from Karpasia in April 2014 with a similar repayment profile. The final maturity date for this facility is May 31, 2016.

During the six months ended June 30, 2014, the Company also paid $130.0 million in connection with seven of its newbuilding contracts (three of which were completed and delivered to the Company) and paid cash distributions of $15.2 million.

In June 2014, the Company entered into a $420.0 million term loan facility divided into fourteen tranches of $30.0 million each to part finance fourteen of the Company's current and future newbuildings. Each tranche is repayable by quarterly installments of $375,000 and all amounts outstanding shall be repaid on the final maturity date, which will be no later than 72 months after the first draw down date or June 2020. The final draw down date must be no later than October 2016. The loan has an interest rate of LIBOR plus a margin. As of June 30, 2014, no amounts had been drawn under this facility.

Both of the Company's loan agreements contain a loan-to-value clause, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level. In addition, the loan agreements contain certain financial covenants including the requirement to maintain a certain level of free cash. Failure to comply with any of these covenants could result in a default, which would permit the lenders to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. In addition, none of the Company's vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. The Company was in compliance with all of the financial and other covenants contained in the Company's loan agreements as of June 30, 2014.

As of June 30, 2014, the Company was committed to make newbuilding installments of $252.0 million with expected payments of $93.5 million in 2014 and $158.5 million in 2015.

On July 30, 2014, the fourth of the five 180,000 dwt bulk carrier newbuildings purchased from Frontline 2012 in April 2014, KSL Sydney, was delivered from the yard and commenced trading in the spot market. The final installment of $37.6 million was paid at this time.

On August 12, 2014, the Board of Directors declared a cash distribution of $0.20 per share. The record date is August 28, 2014 and the cash distribution was paid on September 10, 2014.

In April 2014, the Company agreed to acquire 25 SPCs from Frontline 2012, each owning a fuel efficient Capesize dry bulk newbuilding. In September 2014, the Company acquired 13 of these SPCs and one of these Capesize newbuildings, KSL Santiago, was delivered from the yard on September 22 and commenced trading in the spot market. The final installment of $37.6 million was paid at this time. On October 30, 2014, two of these Capesize newbuildings, KSL San Francisco and KSL Santos, were delivered from the yard and commenced trading in the spot market. The final installments of $36.5 million and $37.6 million, respectively, were paid at this time. The consideration for the 13 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $490 million in respect of these newbuilding contracts, net of cash of $25.1 million that was acquired on the purchase of the 13 SPCs. No other working capital balances were acquired. The Company has available, undrawn loan facilities of $180.0 million in respect of these commitments and expects to finance the balance with cash on hand, operating cash flow and bank debt that it intends to arrange. The Company has agreed to acquire the remaining 12 SPCs in March 2015 and issue 31.0 million shares as consideration. The Company expects to assume net newbuilding commitments of $404.0 million in respect of these newbuilding contracts with expected payment of $163.3 million in 2015 and $240.7 million in 2016. The Company has no available loan facilities in respect of these commitments and expects to finance them with cash on hand, operating cash flow and bank debt that it intends to arrange. If further financing is not available when these capital commitments are due, the Company may be unable to meet such obligations and finance its other and future obligations.

The Company has claims for unpaid charter hire owed by Titan Petrochemicals Limited with respect to its bareboat charters of the Titan Venus and Mayfair. The Company is also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $2.4 million. The Company is unable to predict the outcome of this case at this time.

In March 2014 and June 2014, the Company received $9.7 million and $3.2 million, respectively, as partial settlement of claims for unpaid charter hire and damages for Golden Zhejiang. $1.9 million of the amount received in March 2014 was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered. The balance of $7.8 million and the full amount received in June 2014 was recorded as other operating income. These amounts were received in connection with a claim that was lodged jointly with another claimant's claim against the same defendant. The Company received a payment of $3.3 million in October 2014, which the Company expects to recognize as other operating income in the fourth quarter of 2014. The Company expects to receive one further payment of $3.2 million in 2014. No assurance can be provided that this additional settlement amount will be collected and this amount has not yet been recognized as other operating income.

In February 2014 and April 2014, the Company received $0.2 million and $0.1 million as final settlements for unpaid charter hire for Battersea and recored these amounts as other operating income.

On September 22, 2014, the fifth and final of 180,000 dwt bulk carrier newbuildings purchased from Frontline 2012 in April 2014, KSL Salvador, was delivered from the yard and commenced trading in the spot market. The final installment of $37.6 million was paid at this time.

On October 7, 2014, the Company and Golden Ocean entered into an agreement and plan of merger, pursuant to which the two companies have agreed to merge, with the Company as the surviving legal entity (the "Combined Company"). The Combined Company will be renamed Golden Ocean Group Limited upon completion of the merger. As a result of the expected merger, the

Combined Company is expected to become one of the world's leading dry bulk companies with a modern fleet of 72 vessels, of which 36 are newbuildings under construction. The merger is subject to approval by the shareholders of Golden Ocean and the Company in separate special general meetings expected to be held in December 2014 or January 2015 and the merger is expected to close shortly thereafter. Completion of the merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals.

Shareholders in Golden Ocean at the time the merger is completed will receive shares in the Company as merger consideration. Pursuant to the Merger Agreement, one share in Golden Ocean will give the right to receive 0.13749 shares in the Company, and the Company will issue a total of 61.5 million shares to shareholders in Golden Ocean as merger consideration.

If either party terminates the Merger Agreement, and prior to the nine-month anniversary of the date of such termination, enters into a definitive agreement with respect to any acquisition proposal (as defined in the Merger Agreement) which gave rise to such termination, then that party shall pay a termination fee of $10.0 million to the other party.

On October 27, 2014, the Company received $3.3 million as partial settlement of claims for unpaid charter hire and damages for Golden Zhejiang.

On November 10, 2014, the Company drewdown $60.0 million from its $420.0 million term loan facility to part finance its newbuilding program.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk from changes in interest rates primarily resulting from the floating rate of the Company's borrowings. The Company does not currently utilize interest rate swaps to manage such interest rate risk. The Company has not entered into any financial instruments for speculative or trading purposes.

The Company's borrowings at June 30, 2014 of $125.0 million, compared to $95.0 million at December 31, 2013, bear interest at LIBOR plus a margin. A 1% change in interest rates would increase or decrease interest expense by $1.25 million per year as of June 30, 2014. The fair value of the Company's borrowings at June 30, 2014 was equal to its carrying value.

Although the Company's activities are conducted worldwide, the international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and most of its anticipated cash expenses are expected to be denominated in United States Dollars. Accordingly, the Company's operating revenues are not expected to be adversely affected by movements in currency exchange rates or the imposition of currency controls in the jurisdictions in which the vessels operate.

KNIGHTSBRIDGE SHIPPING LIMITED
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Knightsbridge Shipping Limited
Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2014, and June 30, 2013 (unaudited)
(in thousands of $, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Operating revenues
Time charter revenues	6,067	5,788	15,503	12,257
Voyage charter revenues	8,604	1,872	11,262	1,872
Other operating income	5,922	—	13,933	—
Total operating revenues	20,593	7,660	40,698	14,129
Operating expenses
Voyage expenses and commission	5,643	1,519	7,242	1,652
Ship operating expenses	3,315	1,859	6,357	3,832
Administrative expenses	1,095	1,345	2,479	2,415
Depreciation	3,745	2,750	6,392	5,494
Total operating expenses	13,798	7,473	22,470	13,393
Net operating income	6,795	187	18,228	736
Other income (expenses)
Interest income	5	9	10	29
Interest expense	(191)	(708)	(755)	(1,553)
Other financial items	(141)	(116)	(255)	(266)
Net other expenses	(327)	(815)	(1,000)	(1,790)
Net income (loss) from continuing operations	6,468	(628)	17,228	(1,054)
Net loss from discontinued operations	(186)	(356)	(228)	(6,868)
Net income (loss)	6,282	(984)	17,000	(7,922)

Per share information:
Earnings (loss) per share from continuing operations: basic and diluted	$0.14	$(0.03)	$0.46	$(0.04)
Loss per share from discontinued operations: basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.28)
Earnings (loss) per share: basic and diluted	$0.13	$(0.04)	$0.45	$(0.32)
Cash dividends per share declared	$0.20	$0.175	$0.375	$0.85

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Shipping Limited
Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013 (unaudited)
(in thousands of $)

	2014	2013
ASSETS
Current assets
Cash and cash equivalents	18,130	98,250
Trade accounts receivable, net	6,468	3,298
Other receivables	931	943
Inventories	7,138	1,729
Voyage in progress	824	—
Prepaid expenses and accrued income	886	521
Total current assets	34,377	104,741
Restricted cash	15,000	15,000
Vessels, net	527,898	262,747
Newbuildings	99,047	26,706
Deferred charges	3,946	664
Total assets	680,268	409,858

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	2,604	—
Trade accounts payable	1,773	1,430
Accrued expenses	7,981	2,364
Deferred charter revenue	2,500	3,623
Total current liabilities	14,858	7,417
Long-term liabilities
Long-term debt	122,396	95,000
Total liabilities	137,254	102,417
Commitments and contingencies
Equity
Share capital (49,121,550 shares outstanding, par value $0.01 (2013: 30,472,061))	491	305
Additional paid in capital	417,079	183,535
Contributed capital surplus	125,444	131,520
Retained deficit	—	(7,919)
Total equity	543,014	307,441
Total liabilities and equity	680,268	409,858

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Shipping Limited
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2014 and June 30, 2013 (unaudited)
(in thousands of $)

	2014	2013

Net cash provided by operating activities	15,794	2,479
Investing activities
Additions to newbuildings	(129,966)	(15,343)
Purchase of vessel	(24,085)	—
Cash acquired on purchase of SPCs	43,412	—
Proceeds from sale of vessel	—	16,852
Net cash (used in) provided by investing activities	(110,639)	1,509
Financing activities
Proceeds from (repayment) of long-term debt	30,000	(16,678)
Debt fees paid	(118)	—
Distributions to shareholders	(15,157)	(8,566)
Net cash provided by (used in) financing activities	14,725	(25,244)

Net change in cash and cash equivalents	(80,120)	(21,256)
Cash and cash equivalents at start of period	98,250	79,259
Cash and cash equivalents at end of period	18,130	58,003

Significant Non-Cash Investing and Financing Activities

In April 2014, the Company acquired five SPCs from Frontline 2012 Ltd, each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding and one 2013-built Capesize bulk carrier from Karpasia Shipping Inc. The consideration was settled by the issuance of 18.6 million shares which were recorded at $12.54 per share, $150.0 million was assumed in remaining newbuilding installments and $24.0 million was paid in cash. Cash of $43.4 million was acquired on the purchase of the five SPCs.

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Shipping Limited
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2014 and June 30, 2013 (unaudited)
(in thousands of $, except number of shares)

	2014	2013
Number of shares outstanding
Balance at beginning of period	30,472,061	24,437,000
Shares issued	18,649,489	35,061
Balance at end of period	49,121,550	24,472,061

Share capital
Balance at beginning of period	305	244
Shares issued	186	1
Balance at end of period	491	245

Additional paid in capital
Balance at beginning of period	183,535	131,766
Shares issued	233,058	—
Restricted stock unit expense	486	349
Balance at end of period	417,079	132,115

Contributed capital surplus
Balance at beginning of period	131,520	149,700
Distributions to shareholders	(6,076)	(8,566)
Balance at end of period	125,444	141,134

Retained (deficit) earnings
Balance at beginning of period	(7,919)	(4,016)
Distribution to shareholders	(9,081)	—
Net income (loss)	17,000	(7,922)
Balance at end of period	—	(11,938)
Total equity	543,014	261,556

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Shipping Limited
Notes to Consolidated Financial Statements

1.    INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Knightsbridge Shipping Limited (or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on March 6, 2014. The results of operations for the interim period ended June 30, 2014 are not necessarily indicative of the results for the entire year ending December 31, 2014.

In April 2014, the Company acquired five special purpose companies ("SPCs") from Frontline 2012 Ltd ("Frontline 2012"), each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding and one 2013-built Capesize dry bulk carrier from Karpasia Shipping Inc ("Karpasia"). This transaction has been accounted for as a purchase of assets. Two of the five Capesize newbuildings were delivered to the Company in May 2014 and the remaining three were delivered in June, July and September 2014. The 2013-built Capesize dry bulk carrier was delivered to the Company in April 2014.

In April 2014, the Company agreed to acquire 25 SPCs from Frontline 2012, each owning a fuel efficient Capesize dry bulk newbuilding. In September 2014, the Company acquired 13 of these SPCs and one of the Capesize newbuildings has since been delivered to the Company. The Company expects to account for this transaction as a purchase of assets. The Company has agreed to acquire the remaining 12 SPCs in March 2015.

In October 2014, the Company changed its name to Knightsbridge Shipping Limited.

In October 2014, two of the dry bulk carrier newbuildings purchased from Frontline 2012 in September 2014 were delivered from the yard and commenced trading in the spot market.

As of October 30, 2014, the Company owns thirteen Capesize dry bulk carriers of which three are on index-related time charters and ten are operating in the spot market. The Company also has contracts for 14 Capesize newbuildings (including 10 purchased from Frontline 2012 in September 2014) and has agreed to purchase 12 additional Capesize newbuildings from Frontline 2012 in March 2015.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The consolidated financial statements are prepared in accordance with US GAAP. The consolidated financial statements include the assets and liabilities of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company Annual Report on Form 20-F for the year ended December 31, 2013.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

ASU 2014-09, Revenue from Contracts with Customers (Topic 606), was issued on May 28, 2014 and provides guidance to any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets unless those contracts are within the scope of other standards. The guidance in this Update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, most industry-specific guidance and some cost guidance included in Subtopic 605-35, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this Update are effective for the Company for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently assessing the impact of this guidance on its consolidated financial statements.

4. DISCONTINUED OPERATIONS

In March 2013, the VLCC Mayfair was sold for net proceeds of $16.9 million. The vessel was delivered to its new owner in April 2013. The Company recorded an impairment loss of $5.3 million in the three months ended March 31, 2013 and a gain on sale of $31,000 in the three months ended June 30, 2013 in connection with this vessel. The impairment loss is equal to the difference between the carrying value and the estimated fair value of the vessel. Amounts recorded in respect of discontinued operations in the three and six months ended June 30, 2014 and June 30, 2013 are as follows;

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Operating revenues	—	—	—	—
Net gain on sale of vessel	—	31	—	31
Impairment loss on vessel	—	—	—	(5,342)
Net loss	(186)	(356)	(228)	(6,868)

5.   EARNINGS PER SHARE

The computation of basic earnings per share is based on net income (loss) and the weighted average number of shares outstanding during the period. The restricted stock units ("RSUs") based on the treasury stock method were anti-dilutive for the three and six months ended June 30, 2013 and 176,316 RSUs were excluded from the calculation of the weighted average number of shares outstanding.

The components of the numerator for the calculation of basic EPS and diluted EPS for net income (loss) from continuing operations, net loss from discontinued operations and net income (loss) are as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Net income (loss) from continuing operations	6,468	(628)	17,228	(1,054)
Net loss from discontinued operations	(186)	(356)	(228)	(6,868)
Net income (loss)	6,282	(984)	17,000	(7,922)

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2014	2013	2014	2013
Weighted average number of shares outstanding - basic	44,420	24,472	37,497	24,467
Impact of restricted stock units	149	—	149	—
Weighted average number of shares outstanding - diluted	44,569	24,472	37,646	24,467

6. NEWBUILDINGS

The carrying value of newbuildings relates to six (December 31, 2013: four) Capesize dry bulk vessels, which the Company has under construction and represents the accumulated costs which the Company has paid by way of purchase installments and other capitalized expenditures together with capitalized interest. Movements in the six months ended June 30, 2014 maybe summarized as follows;

(in thousands of $)
Balance at December 31, 2013	26,706
Installments and newbuilding supervision fees paid	280,037
Interest capitalized	817
Transfers to Vessels	(208,513)
Balance at June 30, 2014	99,047

In April 2014, the Company acquired five SPCs from Frontline 2012, each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding. Two of the five Capesize newbuildings were delivered to the Company in May 2014 and the remaining three were delivered in June, July and September 2014. $151.0 million of the installments and newbuilding supervision fees paid relates to the shares that were issued as consideration for the five SPCs acquired from Frontline 2012 being 15.5 million shares recorded at a price of $12.54 per share less the cash acquired with the SPCs of $43.4 million.

7. VESSELS

Movements in the six months ended June 30, 2014 maybe summarized as follows;

(in thousands of $)
Balance at December 31, 2013	262,747
Purchase of vessel	63,030
Transfer from Newbuildings	208,513
Depreciation	(6,392)
Balance at June 30, 2014	527,898

In April 2014, the Company took delivery of the 2013-built Capesize dry bulk carrier, KSL China, that was purchased from Karpasia. The consideration was settled by the issuance of 3.1 million shares recorded at a price of $12.54 and $24.0 million was paid in cash.

The Company took delivery in the second quarter of 2014 of three of the five Capesize newbuildings purchased from Frontline 2012 in April 2014. KSL Seattle and KSL Singapore were delivered in May 2014 and KSL Sapporo was delivered in June 2014.

8.   DEBT

(in thousands of $)	2014	2013
U.S. dollar denominated floating rate debt:
$135 Million Loan	125,000	95,000
Total debt	125,000	95,000
Less: current portion	(2,604)	—
	122,396	95,000

The average interest rate for the floating rate debt in the six months ended June 30, 2014 was 2.77% (six months ended June 30, 2013: 2.82%).

In May 2014, the repayment profile of the $135.0 million term loan facility was changed from a balloon payment of the full amount in May 2015 to 4 quarterly installments commencing in May 2015, each equal to 1/48 of the outstanding loan amount, and a balloon payment for the remaining balance in May 2016 and $30.0 million was drawn down from this facility to part finance the 2013-built Capesize bulk carrier purchased from Karpasia in April 2014 with a similar repayment profile. The final maturity date for this facility is May 31, 2016.

The outstanding debt as of June 30, 2014 is repayable as follows;

(in thousands of $)
Year ended June 30,
2015	2,604
2016	122,396
2017	—
2018	—
2019 and thereafter	—
125,000

In June 2014, the Company entered into a $420.0 million term loan facility divided into fourteen tranches of $30.0 million each to part finance fourteen of the Company's current and future newbuildings. Each tranche is repayable by quarterly installments of $375,000 and all amounts outstanding shall be repaid on the final maturity date, which will be no later than 72 months after the first draw down date or June 2020. The final draw down date must be no later than October 2016. The loan has an interest rate of LIBOR plus a margin. As of June 30, 2014, no amounts had been drawn under this facility.

Both of the Company's loan agreements contain a loan-to-value clause, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level. In addition, the loan agreements contain certain financial covenants including the requirement to maintain a certain level of free cash. Failure to comply with any of these covenants could result in a default, which would permit the lenders to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. In addition, none of the Company's vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. The Company was in compliance with all of the financial and other covenants contained in the Company's loan agreements as of June 30, 2014.

9. SHARE CAPITAL

Authorized share capital:
(in thousands of $ except per share amount)	2014	2013
200 million common shares of $0.01 each (2013: 50 million shares)	2,000	500

In June 2014, a resolution was passed at a special general meeting of the shareholders of the Company to increase the authorized share capital from $500,000 to $2,000,000 divided into common shares of $0.01 par value each.

Issued and fully paid share capital:
(in thousands of $ except per share amount)	2014	2013
49,121,550 common shares of $0.01 par value (2013: 30,472,061 shares)	491	305

In February 2014, 49,489 common shares were issued to members of the Board and two management companies in settlement of the first, second and third tranches of RSUs granted in January 2013, December 2011 and December 2010, respectively.

In April 2014, 15,500,000 and 3,100,000 common shares were issued to Frontline 2012 and Karpasia, respectively, in connection with the acquisition of five Capesize dry bulk newbuildings and one 2013-built Capesize dry bulk carrier. These shares, and the five newbuildings and dry bulk carrier purchased, were recorded at a price of $12.54 being the closing share price on the date of issuance.

10.   RESTRICTED STOCK UNITS

On January 6, 2014, the Board of Directors granted a total of 55,111 RSUs pursuant to the 2010 Equity plan to members of the Board and the two management companies. These RSUs will vest over three years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In February 2014, the Company issued 49,489 commons shares and paid $464,629 in settlement of the first, second and third tranches of RSUs granted in January 2013, December 2011 and December 2010, respectively.

Total RSUs outstanding at June 30, 2014 is 149,160. As of December 31, 2013, total RSUs outstanding were 176,316.

11.   FINANCIAL INSTRUMENTS

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect on the value of the Company's cash flows.

Fair values
The carrying value and estimated fair value of the Company's financial instruments at June 30, 2014 and December 31, 2013 are as follows:

	2014	2014	2013	2013
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	18,130	18,130	98,250	98,250
Restricted cash	15,000	15,000	15,000	15,000
Floating rate debt	125,000	125,000	95,000	95,000

The carrying value of cash and cash equivalents, and restricted cash, is a reasonable estimate of fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB, DnB ASA and Nordea Bank Norge ASA. The Company does not require collateral or other security to support financial instruments subject to credit risk.

There is a concentration of risk with respect to the Company's newbuilding program to the extent that nine of the newbuildings are under construction at Shanghai Waigaoqiao Shipbuilding Company Limited, China. Four are under construction at Japan Marine United Corporation, Japan, two are under construction at Daehan Shipbuilding Co. Limited, Korea and two are under construction at Bohai Shipbuilding Heavy Industry Company Limited, China.

12. RELATED PARTY TRANSACTIONS

In April 2014, the Company acquired five special purpose companies ("SPCs") from Frontline 2012, each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding and one 2013-built Capesize dry bulk carrier from Karpasia. The consideration was settled by the issuance of 15.5 million shares and 3.1 million shares, which were recorded at a price of $12.54 per share, to Frontline 2012 and Karpasia, respectively, $150.0 million was assumed in remaining newbuilding installments in connection with the SPCs acquired from Frontline 2012 and $24.0 million was paid in cash to Karpasia. Cash of $43.4 million was acquired on the purchase of the five SPCs.

Following this transaction, Frontline 2012 and Karpasia own approximately 32% and 6%, respectively, of the Company. Frontline 2012 agreed to procure the construction supervision of these five newbuildings and the Company paid newbuilding supervision fees of $0.7 million following their acquisition up to June 30, 2014. Frontline Ltd., the parent of the Company's General Manager, is also considered a related party following this transaction as it is an affiliate of Hemen. The Company paid management fees of $0.4 million to the General Manager following the acquisition of these SPCs up to June 30, 2014.

13.   COMMITMENTS AND CONTINGENCIES

The General Manager procures insurance on the legal liability risks for the Company's shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of June 30, 2014, the Company was committed to make newbuilding installments of $252.0 million with expected payments of $93.5 million in 2014 and $158.5 million in 2015.

In April 2014, the Company agreed to acquire 25 SPCs from Frontline 2012, each owning a fuel efficient Capesize dry bulk newbuilding. In September 2014, the Company acquired 13 of these SPCs and one of these Capesize newbuildings, KSL Santiago, was delivered from the yard on September 22 and commenced trading in the spot market. The final installment of $37.6 million was paid at this time. On October 30, 2014, two of these Capesize newbuildings, KSL San Francisco and KSL Santos, were delivered from the yard and commenced trading in the spot market. The final installments of $36.5 million and $37.6 million, respectively, were paid at this time. The consideration for the 13 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $490 million in respect of these newbuilding contracts, net of cash of $25.1 million that was acquired on the purchase of the 13 SPCs. No other working capital balances were acquired. The Company has available, undrawn loan facilities of $180.0 million in respect of these commitments and expects to finance the balance with cash on hand, operating cash flow and bank debt that it intends to arrange. The Company has agreed to acquire the remaining 12 SPCs in March 2015 and issue 31.0 million shares as consideration. The Company expects to assume net newbuilding commitments of $404.0 million in respect of these newbuilding contracts with expected payment of $163.3 million in 2015 and $240.7 million in 2016. The Company has no available loan facilities in respect of these commitments and expects to finance them with cash on hand, operating cash flow and bank debt that it intends to arrange. If further financing is not available when these capital commitments are due, the Company may be unable to meet such obligations and finance its other and future obligations.

The Company has claims for unpaid charter hire owed by Titan Petrochemicals Limited with respect to its bareboat charters of the Titan Venus and Mayfair. The Company is also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $2.4 million. The Company is unable to predict the outcome of this case at this time.

In March 2014 and June 2014, the Company received $9.7 million and $3.2 million, respectively, as partial settlement of claims for unpaid charter hire and damages for Golden Zhejiang. $1.9 million of the amount received in March 2014 was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered. The balance of $7.8 million and the full amount received in June 2014 was recorded as other operating income. These amounts were received in connection with a claim that was lodged jointly with another claimant's claim against the same defendant. The Company received a payment of $3.3 million in October 2014, which the Company expects to recognize as other operating income in the fourth quarter of 2014. The Company expects to receive one further payment of $3.2 million in 2014. No assurance can be provided that this additional settlement amount will be collected and this amount has not yet been recognized as other operating income.

In February 2014 and April 2014 , the Company received $0.2 million and $0.1 million as final settlements for unpaid charter hire for Battersea and recored these amounts as other operating income.

Except as described above, to the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated.

14.   SUBSEQUENT EVENTS

On July 30, 2014, the fourth of the five 180,000 dwt bulk carrier newbuildings purchased from Frontline 2012 in April 2014, KSL Sydney, was delivered from the yard and commenced trading in the spot market. The final installment of $37.6 million was paid at this time.

On August 12, 2014, the Board of Directors declared a cash distribution of $0.20 per share. The record date is August 28, 2014 and the cash distribution was paid on September 10, 2014.

In April 2014, the Company agreed to acquire 25 SPCs from Frontline 2012, each owning a fuel efficient Capesize dry bulk newbuilding. In September 2014, the Company acquired 13 of these SPCs and one of these Capesize newbuildings, KSL Santiago, was delivered from the yard on September 22 and commenced trading in the spot market. The final installment of $37.6 million was paid at this time. The consideration for the 13 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $490 million in respect of these newbuilding contracts, net of cash of $25.1 million that was acquired on the purchase of the 13 SPCs. No other working capital balances were acquired. The Company expects to account for this transaction as a purchase of assets. The Company has agreed to acquire the remaining 12 SPCs in March 2015 and issue 31.0 million shares as consideration and expects to assume net newbuilding commitments of $404.0 million in respect of these newbuilding contracts.

On September 22, 2014, the fifth and final of 180,000 dwt bulk carrier newbuildings purchased from Frontline 2012 in April 2014, KSL Salvador, was delivered from the yard and commenced trading in the spot market. The final installment of $37.6 million was paid at this time.

On October 7, 2014, the Company and Golden Ocean Group Limited (OSE: GOGL) ("Golden Ocean") entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies have agreed to merge, with the Company as the surviving legal entity (the "Combined Company"). The Combined Company will be renamed Golden Ocean Group Limited upon completion of the merger. As a result of the expected merger, the Combined Company is expected to become one of the world's leading dry bulk companies with a modern fleet of 72 vessels, of which 36 are newbuildings under construction. The merger is subject to approval by the shareholders of Golden Ocean and the Company in separate special general meetings expected to be held in December 2014 or January 2015 and the merger is expected to close shortly thereafter. Completion of the merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals.

Shareholders in Golden Ocean at the time the merger is completed will receive shares in the Company as merger consideration. Pursuant to the Merger Agreement, one share in Golden Ocean will give the right to receive 0.13749 shares in the Company, and the Company will issue a total of 61.5 million shares to shareholders in Golden Ocean as merger consideration.

If either party terminates the Merger Agreement, and prior to the nine-month anniversary of the date of such termination, enters into a definitive agreement with respect to any acquisition proposal (as defined in the Merger Agreement) which gave rise to such termination, then that party shall pay a termination fee of $10.0 million to the other party.

On October 27, 2014, the Company received $3.3 million as partial settlement of claims for unpaid charter hire and damages for Golden Zhejiang.

On October 30, 2014, two of the dry bulk carrier newbuildings purchased from Frontline 2012 in September 2014, KSL San Francisco and KSL Santos, were delivered from the yard and commenced trading in the spot market. The final installments of $36.5 million and $37.6 million, respectively, were paid at this time.

On November 10, 2014, the Company drewdown $60.0 million from its $420.0 million term loan facility to part finance its newbuilding program.